Exhibit 99.1

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

Danaos Corporation Announces Pricing of Senior Notes Offering

Athens, Greece, October 9, 2025 – Danaos Corporation (the “Company”) (NYSE: DAC) announced today the pricing of its offering of $500 million of 6.875% Senior Notes due 2032. The notes are being offered and sold in a private offering exempt from the registration requirements under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Company intends to use the net proceeds from the offering to (i) redeem in full the $262.8 million outstanding principal amount of the Company’s 8.500% Senior Notes due 2028 (the “2028 Notes”) on or about March 1, 2026, (ii) repay in full the outstanding principal amount under its BNP Paribas/Credit Agricole $130 million Secured Credit Facility on December 1, 2025, (iii) repay in full the outstanding principal amount under its Alpha Bank $55.25 million Secured Credit Facility on December 1, 2025, (iv) to pay costs, fees and expenses related to the refinancing, including commissions, placement, financial advisory fees and other transaction costs and professional fees, and (v) for general corporate purposes.

This release does not constitute a notice of redemption with respect to the 2028 Notes and investors are urged to refer to the relevant notice of redemption, when available, for more information regarding the conditions precedent to such redemption, redemption price, record date and redemption date.

The offering is expected to close on or about October 16, 2025, subject to customary closing conditions.

This announcement is not an offer for sale or a recommendation or solicitation to buy or sell any securities, nor shall there be any offer, solicitation, or sale of any securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws.

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size container vessels. Danaos Corporation’s current fleet of 74 container vessels aggregating 471,477 TEUs and 18 under construction container vessels aggregating 148,564 TEUs ranks Danaos Corporation among the largest container vessels charter owners in the world based on total TEU capacity. Danaos Corporation has also recently invested in the drybulk sector with the acquisition of 10 capesize drybulk vessels aggregating 1,760,861 DWT.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect current views of Danaos Corporation with respect to the completion of the offering and the expected use of proceeds from the sale of the notes and potential impact of the offering. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

The forward-looking statements and information contained in this announcement are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Company Contact:

Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
Athens, Greece
Tel.: +30 210 419 6480
E-Mail: cfo@danaos.com

Investor Relations and Financial Media

Rose & Company

New York

Tel. 212-359-2228

E-Mail: danaos@rosecoglobal.com